Municipal Opportunity Trust II (VOT)


The Joint Annual Meeting of Shareholders of the Trust was held on July 28, 1998, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of Rod Dammeyer as elected trustee by the preferred shareholders of the Trust 2,155 shares voted in his favor and 81 shares withheld. With regard to the election of Wayne W. Whalen as elected trustee by the common shareholders of the Trust 10,734,657 shares voted in his favor and 141,835 shares withheld. With regard to the election of Steven Muller as elected trustee by the common shareholders of the Trust 10,726,788 shares voted in his favor and 149,704 shares withheld. The other trustees of the Fund whose terms did not expire in 1998 are Dennis J. McDonnell, Don G. Powell, David C. Arch, Theodore A. Myers, Hugo F. Sonnenschein and Howard J Kerr. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 10,720,436 shares voted in favor of the proposal, 34,080 shares voted against and 124,212 shares abstained.